PROSPECTUS SUPPLEMENT                                         File No. 333-80813
Filed Pursuant to Rule 424(b)(2)
Under the Securities Act of 1933


                               PHARMOS CORPORATION

                         500,000 Shares of Common Stock

     This prospectus may be used only in connection with the sale of 500,000 shares of common stock, par value $.03 per share, of Pharmos Corporation, a Nevada corporation, as follows: 250,000 shares to Amro International, S.A., a Panama corporation ("Amro"), at a price of $6.00 per share (an aggregate purchase price of $1,500,000), and 250,000 shares to Southridge Capital Management LLC, a Delaware corporation ("Southridge"), at a price of $6.25 per share (an aggregate purchase price of $1,562,500).

     Pharmos's common stock is traded on the over-the-counter market and is quoted on the Nasdaq SmallCap Market under the symbol "PARS." The closing price of the common stock on February 23, 2000 was $6.625.


                                 USE OF PROCEEDS

     Pharmos will pay a finder's fee in connection with the Southridge transaction in the amount of 5% of the purchase price ($78,125), and therefore the total proceeds to Pharmos from the sales of shares covered by this prospectus supplement will be $2,984,375. Pharmos will use these proceeds primarily for research and product development activities, conducting preclinical studies and clinical trials, and purchasing equipment.


                              PLAN OF DISTRIBUTION

     The transaction covered by this prospectus supplement is the sale of 500,000 shares of Pharmos common stock as follows: 250,000 shares to Amro, based upon a Subscription Agreement dated February 23, 2000, and 250,000 shares to Southridge, based upon a Subscription Agreement dated February 23, 2000. Each of Amro and Southridge has represented in its Subscription Agreement that it is purchasing the Pharmos shares as principal for its own account and has no present arrangements or obligations to sell any of the shares to any other person. Pharmos has not engaged any underwriter in connection with these sales, but has agreed to pay a finder's fee as desribed above.


          The date of this prospectus supplement is February 24, 2000.